January 25, 2013

Via EDGAR and by Courier

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	NV5 Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 16, 2012

CIK No. 0001532961

Dear Mr. Spirgel:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated May 10, 2012, to Richard Tong, Executive Vice President and General Counsel of NV5 Holdings, Inc. (the “Company”) regarding the Confidential Draft Registration Statement on Form S-1, CIK No. 0001532961 (the “Registration Statement”), submitted by the Company on April 16, 2012.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. In connection with this response letter, the Company is filing an amended Registration Statement on Form S-1, enclosed herewith together with a copy that is marked to show the changes from the initial submission.

General

Staff Comment:

1. Please update your financial statements and the other financial information in your next submission to include the interim period ended March 31, 2012.

Company Response:

Due to the passage of time since the Company’s original submission, the Company has amended the Registration Statement to update its financial statements and other financial information to include the interim periods ended September 30, 2011 and 2012.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Staff Comment:

2. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, dilution, capitalization, underwriting, and all other required information in your Form S-l prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Company Response:

The Company acknowledges the Staff’s comment. The Company will not be publicly distributing a preliminary prospectus in conjunction with this filing.

Staff Comment:

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriter has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Company Response:

The Company acknowledges the Staff’s comment and will notify the Staff as soon as practicable after FINRA so acts. As of the date of this letter, FINRA has supplied the underwriters with an initial response letter, but has not cleared the amount of compensation to be paid to the underwriters. Upon clearance of the terms of the underwriters’ compensation by FINRA, the Staff will promptly be advised and provided with a copy of such notification or contacted by the FINRA staff in this regard.

Staff Comment:

4. We encourage you to file all exhibits with your next submission. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Company Response:

The Company acknowledges the Staff’s comment and has filed all exhibits with this filing to the extent available. Certain other exhibits, noted in the filing, will be filed with a later amendment.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Prospectus Summary, page 1

Staff Comment:

5. Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Company Response:

The Company acknowledges the Staff’s comment and will provide any artwork to the Staff for review a sufficient time before publicly circulating a preliminary prospectus.

Staff Comment:

6. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company Response:

In response to the Staff’s comment, the Company has added a risk factor entitled “Risk Factors – As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors,” and has amended the Registration Statement in other appropriate places to provide the requested disclosure regarding its status under the JOBS Act as an “emerging growth company” and its election regarding Section 107(b) of the JOBS Act. See “Prospectus Summary – Corporate History” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates.”

Staff Comment:

7. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by IBSWorld. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please file a consent from the relevant party for any analysis that was prepared specifically for this filing.

Company Response:

In response to the Staff’s comment, the Company has delivered to the Staff, under separate cover and in the manner requested by the Staff, support for all third-party statements used in the Registration Statement. The Company requests that these materials be returned to it upon completion of the Staff’s review. The Company did not commission any of the referenced sources.

Staff Comment:

8. Provide support for your assertions regarding the marketplace, including:

•	Your reference to your employees’ “well-established track record” of providing a wide range of services (page 1);

•	Your statement that engineering and consulting is one of the largest professional service markets in the U.S. (page 2);

•	Your discussion of recent trends in the industry that “require that service providers commit considerable resources toward maintaining client relationships” (page 53); and

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

•	Your statement that the industry is “highly fragmented, characterized by many small-scale companies, which typically confines operations to regional markets…” (page 53).

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the referenced assertions or to indicate that a particular assertion is based on the Company’s belief or experience. See “Prospectus Summary – Overview” and in “Business – Overview.”

Prospectus Summary

Overview, page 1

Staff Comment:

9. Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, that you are a “leading independently-owned provider of professional and technical consulting and certification services to public and private sector clients.” Please expand your disclosure to clarify the measure by which you have determined your competitive position.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the reference to the Company being a “leading” company in its sector. See “Prospectus Summary – Overview.”

Staff Comment:

10. We note your statement that your services have historically been concentrated on the first two core vertical service sectors identified on page 1. Please expand your disclosure to indicate the portion of your historic services that fall into each of the five core vertical service offerings.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to make it more clear that, historically, substantially all of its services were in the first two vertical service categories (infrastructure, engineering, and support services, and construction quality assurance). See “Prospectus Summary – Overview.”

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Competitive Strengths, page 2

Staff Comment:

11. Expand your disclosure on page 3 as well as on page 48, where appropriate, to provide additional context for the awards and rankings identified in the third paragraph. For example, explain whether the Top 500 Design Firm award was based on size, revenues or some other metric.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide additional context for the mentioned awards and ratings, noting that the “Top Firm” rankings are based on estimated revenue for the applicable sectors. See “Prospectus Summary – Competitive Strengths – Industry-recognized quality of service” and “Business – Competitive Strengths – Industry-recognized quality of service.”

Growth Strategies, page 3

Staff Comment:

12. We note your statement that you have historically derived the majority of your revenue from public sector clients. Revise your disclosure to quantify the portion of your revenues for the fiscal year ended December 31, 2011 attributable to public sector clients.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to quantify the portion of its revenues for the fiscal year ended December 31, 2011 that was attributable to public sector and quasi-public sector clients. See “Prospectus Summary – Growth Strategies – Continue to focus on public sector clients while building private sector client capabilities,” Industry-recognized quality of service, ” “Risk Factors - We derive a majority of our revenue from government agencies, and any disruption in government funding or in our relationship with those agencies could adversely affect our business.,” and “Business – Growth Strategies – Continue to focus on public sector clients while building private sector client capabilities.” A similar disclosure already appears in the Business section under the caption “Key Clients and Projects.”

Our History, page 5

Staff Comment:

13. We note your disclosure that you acquired a majority of the outstanding shares of Nolte and succeeded to substantially all of its business. However we also note your disclosure on page F-8 regarding your acquisition of the remaining shares of Nolte in exchange for issuance of shares of your stock. Revise your disclosure to clearly state, if true, that you currently own all of the outstanding shares of Nolte.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement where applicable to confirm that it currently owns all of the outstanding shares of Nolte. See “Prospectus Summary – Our History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview,” and “Business – Our History.”

“Our revenue, expenses and operating results may fluctuate significantly, page 10

Staff Comment:

14. Please revise the bullet points in this risk factor to specify how they impact your business. Each bullet point should clearly convey a separate, detailed risk to investors regarding your Company, business, industry or the offering. Many of the items identified merely state a fact about your business without fully describing the risks associated with that fact.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to limit the identified risks to those that may impact the Company’s business and has removed a number of the bullets that are more generic in nature.

“We derive a majority of our revenue from government agencies…” page 11

Staff Comment:

15. Please expand your disclosure to quantify the portion of your 2011 revenue derived from projects funded by U.S. government agencies. In addition, quantify the portion derived from public organizations or agencies in the state of California.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to quantify the portion of its 2011 revenue derived from projects funded by U.S. government agencies and by public organizations or agencies in the state of California.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

“Our inability to win or renew government contracts…” page 13

Staff Comment:

16. Please expand your disclosure to address whether becoming a public company will impact your ability to be awarded government contracts.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to reflect its belief that its status as a public company status would not impact its ability to be awarded government contracts.

“We have made and expect to continue to make acquisitions…” page 14

Staff Comment:

17. Please create a separate risk factor and heading with respect to the risks associated with the integration of acquisitions.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to create a separate risk factor and heading immediately following this risk factor with respect to the risks associated with the integration of acquisitions.

“If we extend a significant portion of our credit to clients in a specific geographic area or industry…” page 16

Staff Comment:

18. Please disclose the name of the client who represented approximately 14% of your 2011 revenues.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to disclose the name of the referenced client.

“Our use of the percentage of completion method of revenue recognition…” page 17

Staff Comment:

19. Please quantify the portion of your contracts based on the percentage-of-completion method of revenue recognition.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to quantify the portion of its contracts that are based on the percentage-of-completion method of revenue recognition.

“We had a material weakness in our internal control over financial reporting…” page 18

Staff Comment:

20. Please expand your disclosure to identify the nature of the “material adjustments” made to your fiscal year 2011 financial statements.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to update its disclosure as necessary regarding this material weakness, including to describe the nature of the “material adjustments” made to your fiscal year 2011 financial statements and the status of remediation efforts. See “Risk Factors - We had a material weakness in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internal Control Over Financial Reporting.”

“We may be precluded from providing certain services due to conflict of interest issues…” page 19

Staff Comment:

21. Please expand your disclosure to provide examples of the types of conflict of interest issues that may arise and the scope of the future conflicts you may encounter.

Company Response:

The Company acknowledges the Staff’s comment. Upon further review, the Company has determined that this is not a material risk and has deleted this risk factor.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

“Employee, agent or partner misconduct…” page 20

“If our contractors and subcontractors fail to satisfy their obligations…” page 20

Staff Comment:

22. Expand your disclosure to address any historic experiences you have encountered with respect to the risks identified in these risk factor.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to address its historic experiences with respect to contractors and subcontractors that do not satisfy their obligations.

“If our contractors and subcontractors fail to satisfy their obligations…” page 20

Staff Comment:

23. In order to provide additional context to your disclosure, quantify the portion of your projects during the 2011 fiscal year in which you used subcontractors to complete your work.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to quantify the portion of its projects during the 2011 fiscal year in which it used subcontractors to complete its work.

“Legal proceedings, investigations and disputes, including those assumed in acquisitions of other businesses…” page 20

Staff Comment:

24. Please clarify whether your insurance policies have any exclusions or limitations with respect to liabilities arising from the conduct of the Nolte business prior to your acquisition.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to clarify that its insurance covers acts or omissions associated with the Nolte business for periods prior to acquisition.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Staff Comment:

25. Identify any historic experiences you have had with respect to unforeseen liabilities arising out of the conduct of the Nolte business before or after your acquisition.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement with respect to this risk factor to discuss the status of known and unknown liabilities arising out of the conduct of the Nolte business before or after acquisition.

“We may be subject to liabilities under environmental laws and regulations…” page 21

Staff Comment:

26. Identify any historic experiences you have had with respect to environmental liabilities arising out of the conduct of the Nolte business before or after your acquisition.

Company Response:

The Company acknowledges the Staff’s comment. Upon further review, the Company has determined to remove the references to Nolte in this risk factor, insofar as the Nolte risk is previously addressed in a different risk factor and such historic experiences are covered in that risk factor.

“Conversion of our convertible note into common stock could result in additional dilution to our stockholders…” page 24

Staff Comment:

27. Expand your risk factor to clarify whether you are required to limit the amount converted to approximately $834,000 worth of your common stock and disclose any circumstances in which you would not so limit the amount converted. Disclose the number of shares such amount would represent based upon the mid-point of your price range.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to clarify the terms of the conversion of the convertible note and its intention not to allow conversion of greater than the allowed portion of the original principal amount of the note. The Company has also inserted disclosure concerning the number of shares of common stock that would be issuable upon conversion of the note at a price per share equal to the mid-point of the price range. See “Risk Factors - Conversion of the Nolte Note into common stock could result in additional dilution to our stockholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing.”

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Use of Proceeds, page 29

Staff Comment:

28. Please expand your disclosure to address the principal reasons for the offering. See Item 504 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to expand its disclosure regarding the use of proceeds. See “Use of Proceeds.”

Management’s Discussion and Analysis

Overview, page 33

Staff Comment:

29. Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations and to more thoroughly address the drivers of your revenues and expenses and trends related to the same. We note that your current overview section is largely duplicative of your Prospectus Summary and Business section. Your revised disclosure should address your dependence on public contracts and, in particular, funding from the state of California as well as your intent to continue to expand through acquisitions. Your disclosure should also address your assertion on page 41 that your contract revenues decreased in the fiscal year ended December 31, 2011 “primarily due to the completion of certain large projects and delays in new projects in [y]our infrastructure, engineering and support services” to clarify whether you expect such delays to continue in future periods.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to update the MD&A overview and, in particular, to discuss the key trends, developments and challenges that are reasonably likely to materially affect the Company’s financial condition or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Trends, Developments and Challenges.”

Staff Comment:

30. We note your statement that your three newer service offerings will become increasingly important to your business. Please address differing costs and revenues associated with public and private consulting and outsourcing, asset management consulting and occupational health safety and environmental consulting. For example, your expanded disclosure should address whether these services will likely be under cost-reimbursable or fixed-price contracts.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Trends, Developments and Challenges.”

Internal Control Over Financial Reporting, page 36

Staff Comment:

31. Please expand your disclosure to address the nature of the material weakness detected during your audit and the resulting material adjustments to your 2011 financial statements. In addition, revise this disclosure to indicate the extent to which your remediation plan will be complete prior to the offering.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internal Control Over Financial Reporting.”

Liquidity and Capital Resources, page 41

Staff Comment:

32. We refer to your discussion of liquidity and capital resources and note your intent to pursue growth strategies including strategic acquisitions and the strengthening of your human capital. We note that such growth strategies may require capital expenditures, but it is not clear how and to what degree you anticipate your cash requirements, both sources and uses, to change in the short- and long-term. Please revise your disclosure to describe, from management’s perspective, any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Provide a discussion of prospective information regarding your short- and long-term sources of, and needs for, capital. For example, address your increased expenses as a public company and the increased executive compensation expenses you will incur in 2012 as a result of the increased salaries and bonuses payable to your named executive officers in 2012. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to describe, from management’s perspective, any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way and to discuss prospective information regarding the Company’s short- and long-term sources of, and needs for, capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Financing, page 42

Staff Comment:

33. We note that your credit facilities are guaranteed by your Chief Executive Officer. Please disclose the effect Mr. Wright’s retirement or termination would have on such facilities.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose that Mr. Wright’s personal guarantee of the Credit Facilities would remain in place for the term of the Credit Facilities regardless of his employment status. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources - Financing.”

Industry, page 47

Staff Comment:

34. Please revise your disclosure to identify the approximate market share you hold in your industry. See Item 101(h)(4) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment. Given the fragmentation of the industry, however, the Company is unable to quantify the market share it holds in any given segment of the industry and does not believe that such disclosure is material.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Competitive Strengths, page 47

Staff Comment:

35. Expand your disclosure on page 48 to explain how your “corporate culture places a high priority on investing in [y]our people.”

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to re-write this sentence in order to make its meaning more clear. See “Prospectus Summary – Competitive Strengths – Experienced, talented and motivated employees” and “Business - Competitive Strengths – Experienced, talented and motivated employees.”

Key Clients and Projects, page 52

Staff Comment:

36. Please revise your disclosure to identify each client who represented 10% or more of your consolidated contract revenue during the last two fiscal years.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to identify the single client that represented 10% or more of its consolidated contract revenue during the last two fiscal years. See “Business – Key Projects and Clients.”

Employees, page 53

Staff Comment:

37. We note your disclosure on page 9 that the loss of the services of Mr. Wright could have an adverse effect on your operations. Please disclose whether you have a succession plan with respect to Mr. Wright’s position.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement, in the section discussing its Board committees, to indicate that its nominating and governance committee will be responsible for developing an appropriate succession plan for Mr. Wright. See “Management – Board of Directors and Committees – Board Committees – Nominating and governance committee.”

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Staff Comment:

38. Given the importance of long-term client relationships to your business (as noted on page 48), address your employee attrition rate in last two fiscal years.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose its employee attrition rate for 2011. Because the Company acquired its initial business in March 2010 and Nolte in August 2010, it did not maintain the employment records applicable to 2010 and believes that the existing disclosure adequately addresses the client relationship issue. See “Business – Employees.”

Impact of Performance on Compensation, page 63

Staff Comment:

39. Disclose the goals pertaining to each of the criteria identified on page 63 that were used to determine short-term incentive compensation. Please provide an analysis of how you arrived at and why you paid each of the bonuses to Messrs. Tong, Hockman and Rudolph. See Item 402(o) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment. After further consideration, the Company has determined to take advantage of the modified disclosure requirements available to emerging growth companies, including reduced disclosure about executive compensation and omission of compensation discussion and analysis. Accordingly, the section has been removed from the Registration Statement.

Employment Agreements, page 69

Staff Comment:

40. Please quantify the monthly management fees you are obligated to pay to Chatham Enterprises, LLC as noted on page 70.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to quantify the management fees it is required to pay to Chatham Enterprises, LLC. See “Executive Compensation – Employment Agreements.”

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Staff Comment:

41. Please revise your disclosure to describe the non-competition and non-solicitation covenants in Mr. Wright’s employment agreement.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to describe the non-competition and non-solicitation covenants in Mr. Wright’s employment agreement. See “Executive Compensation – Employment Agreements.”

Consolidated Financial Statements

General

Staff Comment:

42. We note that in conjunction with the acquisition of Nolte, you have a note payable to a former stockholder of Nolte whereby up to 25% is convertible to your common shares at market value upon effective public registration. Please provide pro forma disclosure of the effect of this conversion on your financial statements and earnings per share.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide pro forma disclosure of the effect of the conversion of the Nolte Note on its financial statements and earnings per share.

Consolidated Statements of Operations, page F-4

Staff Comment:

43. Please separate the Predecessor and Successor Statements of Operations by attack black line similar to your presentation of your Consolidated Statements of Cash Flows. Also make similar revisions to the Statements of Changes in Stockholders’ Equity and information presented in the notes to the financial statements.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to make the requested changes to the presentation.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

Notes to Consolidated Financial Statements

Note 17 - Income Taxes, page F-25

Staff Comment:

44. Please disclose any limitations on net operating loss or credit carryovers as a result of the acquisition of Nolte.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure.

Undertakings, page II-4

Staff Comment:

45. Please provide the undertakings required by Item 512 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the undertakings required by Item 512 of Regulation S-K.

Exhibits

Staff Comment:

46. Please file all your material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, including your agreements with material customers.

Company Response:

The Company acknowledges the Staff’s comment and has filed all exhibits pursuant to Item 601(b)(10) with this filing to the extent available. Certain other exhibits, noted in the filing, will be filed with a later amendment.

* * * *

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

January 25, 2013

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (954) 495-2114.

Sincerely,

NV5 Holdings, Inc.

By:	/s/ Richard Tong
Name:	Richard Tong
Its:	Executive Vice President and General Counsel

Enclosures

cc:	DLA Piper LLP (US)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)